Page 9 of 19 Pages

PART I


Item 1.   Business.

     To be filed pursuant to Rule 12(b)-25.


Item 2.   Properties.

     To be filed pursuant to Rule 12(b)-25.

Item 3.   Legal Proceedings.

     In October 1991, lessors under two leases dated July 20, 1982, and February 1, 1985, which were subsequently pooled to form the R. Gonzalez No. 1 Gas Unit covering 526 acres in the Berry R. Cox Field, filed suit against the Company and others who hold or previously held working interests in the Gas Unit in an action entitled The Elia G. Gonzalez Mineral Trust, et al. v. Edwin L. Cox, et al. (341st Judicial District, Webb County, Texas, Docket No. C-91-747-D3). The suit alleged non-performance under certain express and implied terms of the leases, including an allegation that the defendants failed to protect the leases against drainage from wells on adjacent tracts and failed to properly pay royalties, and seeking an accounting of revenues and expenses, damages and attorney's fees. The Court ordered that the parties subject the dispute to non-binding mediation. As a result of the mediation, the parties agreed to an amount for a settlement payment and to the terms of a settlement agreement dispensing with all issues and dismissing the suit. The Company's share of the settlement payment amounted to $750,000. The parties executed and consummated the settlement on December 31, 1993.

     Two groups filed interventions in this matter on March 5, 1993 and March 15, 1993 The first group are non-participating royalty owners claiming under the same group of leases as the original plaintiffs. The second group sued under different leases. The interventions were opposed by the original plaintiffs and all defendants. After hearing arguments, the court ordered the interventions stricken on July 14, 1993. During 1994, the first group appealed and the second group filed a new lawsuit. The Company settled the new lawsuit filed by the second group with its share of the settlement being $20,000. During December 1994, the appellate court affirmed the trial court's decision to deny the intervention to the first group. The Company, in March 1995, was named as a third party defendant by the original lessor who had been previously sued by the nonparticipating royalty owners comprising the first group. Management believes that the outcome of the lawsuit will not have a material adverse effect on the Company's liquidity or results of operations. The Company intends to defend diligently all claims asserted by the first group in its lawsuit.

     During December 1993, the Company and two of its wholly-owned subsidiaries, XCL-Texas, Inc. and XCL Acquisitions, Inc. were sued in separate law suits entitled Ralph Slaughter, Secretary of the Department of Revenue and Taxation, State of Louisiana vs. Exploration Company of Louisiana, Inc. (15th Judicial District, Parish of Lafayette, Louisiana, Docket No. 93-
5449); Ralph Slaughter, Secretary of the Department of Revenue and Taxation, State of Louisiana vs. XCL-Texas, Incorporated (15th Judicial District, Parish of Lafayette, Louisiana, Docket No. 93-5450); and Ralph Slaughter, Secretary of Department of Revenue and Taxation, State of Louisiana vs. XCL Acquisitions, Inc. (15th Judicial District, Parish of Lafayette, Louisiana, Docket No. 93-5337) by the Louisiana Department of Revenue for Louisiana State corporate franchise and income taxes. The claims relate to assessments for the 1987 through 1991 fiscal years.
The aggregate amount of the assessments, including penalties and interest, is approximately $2.25 million. The Company believes that these assessments have been adequately provided for in the consolidated financial statements. The Company has filed answers to each of these suits and intends to defend them vigorously.

     During April 1994, the Company was sued in an action entitled Kathy M. McIlhenny vs. The Exploration Company of Louisiana, Inc. (15th Judicial District Court, Parish of Lafayette, Louisiana, Docket No. 941845). Kathy McIlhenny, wife of an officer and director of the Company, has asserted a claim in the aggregate amount of approximately $.5 million in respect of compensation for certain services alleged to have been performed on behalf of the Company and under an alleged verbal employment agreement and, by amendment, asserted a claim for payments arising from purported rights to mineral interests. The Company believes that all such claims are without merit and rejects the existence of any such alleged agreement.

     Other than disclosed above, there are no material pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of their properties are subject.

Item 4.   Submission of Matters to a Vote of Security Holders.

     No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II

Item 5.   Market for Registrant's Common Equity and Related
Stockholder Matters

Market Price for Common Stock

     The following table shows the range of closing bid prices, as reported by the American Stock Exchange for the Company's Common Stock for each quarter during 1993 and 1994. The Company's Common Stock commenced trading on the American Stock Exchange ("AMEX") in December 1990, under the symbol "XCL". The Company's Common Stock also trades on The International Stock Exchange of the United Kingdom and the Republic of Ireland Ltd. ("London Stock Exchange").

                                   Common Stock Price Per Share
                                   1994           1993
                                   High   Low     High   Low
First Quarter                      $1.25  $0.44   $1.31  $0.75
Second Quarter                     $1.81  $1.00   $1.31  $0.69
Third Quarter                      $1.50  $0.88   $0.75  $0.44
Fourth Quarter                     $1.38  $0.63   $0.69  $0.38

     On March 30, 1995, the closing price for the Company's
Common Stock on the AMEX was $0.75.

     As of March 30, 1995, the Company had approximately 3,100 shareholders of record with respect to its Common Stock.

     As of March 30, 1995, there were reserved an aggregate of
(i) 12,465,173 shares of Common Stock subject to outstanding options; (ii) 12,584,124 shares issuable upon conversion of the Company's outstanding Series A Preferred Stock; (iii) 23,075,979 shares issuable upon exercise of the Company's outstanding warrants; and (iv) 5,300,000 shares issuable upon redemption of the Company's outstanding Series B Preferred Stock; and (v) 6,598,582 shares issuable in connection with contractual obligations.

     The Registrar and U.S. Transfer Agent for the Common Stock is Chemical Bank with a mailing address of J.A.F. Building, P.O. Box 3068, New York, New York 10116-2862 (telephone 1-800-946-
7427), and the name and address of the Company's U.K. transfer agent is Barclays Registrars Limited, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU, England (telephone 081-639-2000).

Dividends on Common Stock

     The Company has not paid any cash dividends on its Common
Stock since inception. The payment of future cash dividends will be dependent on the Company's earnings, financial condition, capital requirements and other factors.

     Under the terms of the Company's Credit Agreement with INCC, the Company is restricted from paying dividends on its Common
Stock (other than with securities) without the consent of the bank.


Item 6.   Selected Financial Data.

     To be filed pursuant to Rule 12(b)-25.

Item 7.   Management's Discussion and Analysis of Financial
Condition and Results of Operations.

     To be filed pursuant to Rule 12(b)-25.

Item 8.   Financial Statements and Supplemental Data.

     To be filed pursuant to Rule 12(b)-25.

Item 9.   Changes in and Disagreements on Accounting and
Financial Disclosure.

     To be filed pursuant to Rule 12(b)-25.

PART III


Item 10.  Directors and Executive Officers of the Registrant.

     Officers of the Company and its wholly owned subsidiaries serve at the pleasure of the Board of Directors and are appointed annually at the meeting of the Board of Directors immediately following the annual meeting of shareholders. The following individuals were officers and directors of the Company and its subsidiaries during 1994.

                                                         Offic  Direc
                                                         er     tor
Name             Position                           Age  Since  Since
Marsden W.       Chairman of the Board and Chief    53   1981   1981
Miller, Jr.      Executive Officer (1)
John T. Chandler President and Director, Chairman   62   1982   1983
                 and Chief Executive Officer of
                 XCL-China Ltd. (1)(7)
David A. Melman  Executive Vice President, General  52   1983   1987
                 Counsel, Secretary and Director
                 (1)
Edmund           Director of the Company,           49   1991   1990
McIlhenny, Jr.   President of XCL Land, Ltd. (4)
Roger W.         Director of the Company, Managing  57   -      1984
Brittain         Director of Guinness Mahon Energy
                 Services Limited (2)(3)(5)
Fred Hofheinz    Director of the Company, Attorney  57   -      1991
                 at Law (2)(3)
Arthur W.        Director of the Company,           74   -      1994
Hummel, Jr.      Independent Consultant (5)
Sir Michael      Director of the Company, Vice      72   -      1994
Palliser         Chairman, Samuel Montagu & Co.
                 Limited (5)
Francis J.       Director of the Company, Partner   65   -      1992
Reinhardt, Jr.   in Carl H. Pforzheimer & Co.
Andrew D. Steel  Director of the Company,           39   -      1984
                 Investment Manager, Ivory & Sime
                 (2)(3)(5)
Danny M. Dobbs   Executive Vice President and       49   1991   -
                 Chief Operations Officer (6)
Pamela G. Shanks Vice President-Finance, Chief      42   1992   -
                 Financial Officer and Treasurer
R. Thomas        President, XCL-China, Ltd. (7)     55   1990   -
Fetters, Jr.
Roy F.C. Chase   Vice President and General         69   1993   -
                 Manager, XCL-China, Ltd. (7)
R. Carter Cline  Vice President-Land                46   1990   -
Perry L. Dragon  Vice President-Engineering         45   1989   -
Alfonso D. Pabon Vice President and Controller (8)  45   1990   -
________________

(1) Member of the Executive Committee. The Committee met seven times during 1994 and, subject to certain statutory limitations on its authority, has all of the powers of the Board of Directors while the Board is not in session, except the power to declare dividends, make and alter Bylaws, fill vacancies on the Board or the Executive Committee, or change the membership of the Executive Committee.

(2) Member of the Compensation Committee. The Committee met once in 1994. It is charged with the responsibility of administering and interpreting the Company's stock option plans; it also recommends to the Board the compensation of employee-directors, approves the compensation of other executives and recommends policies dealing with compensation and personnel engagements.

(3) Member of the Audit Committee. The Committee met once in 1994. It reviews with the independent auditors the general scope of audit coverage. Such review includes consideration of the Company's accounting practices, procedures and system of internal accounting controls. The Committee also recommends to the Board the appointment of the Company's independent auditors, and at least annually, the Committee reviews the services performed and the fees charged by the independent auditors engaged by the Company.

(4) XCL Land, Ltd. is a wholly owned subsidiary of the Company through which the Company holds title to and manages its fee properties.

(5) Effective July 1, 1994, Messrs. Brittain and Steel resigned from the Board of Directors.

(6) Effective March 17, 1994, Mr. Dobbs was appointed to the position of Executive Vice President and Chief Operations
     Officer of the Company.

(7) XCL-China, Ltd. is a wholly owned subsidiary of the Company which manages the Company's oil and gas operations in the People's Republic of China.

(8)  On October 31, 1994, Mr. Pabon resigned as an officer of the
     Company.

     Under the Certificate of Incorporation and Bylaws of the Company, the Board of Directors is divided into three classes of directors serving staggered three-year terms, with one class of directors to be elected at each annual meeting of shareholders and to hold office until the end of their term and until their successors have been elected and qualified. The current Class II directors, whose terms of office expire at the 1995 annual meeting of shareholders, are Messrs. Marsden W. Miller, Jr., Francis J. Reinhardt, Jr. and Edmund McIlhenny, Jr.; the current Class III directors, whose term of office expire at the 1996 annual meeting of shareholders, are Messrs. John T. Chandler and Fred Hofheinz; and the current Class I directors, whose terms of office expire at the 1997 annual meeting of shareholders, are Messrs. David A. Melman, Arthur W. Hummel, Jr. and Michael Palliser.

     The Board held six meetings in 1994. The average attendance by directors at these meetings was 96 percent, and all directors attended 99 percent of the Board and Committee meetings they were scheduled to attend.

     Under Delaware law and the Bylaws, incumbent directors have the power to fill any vacancies on the Board of Directors, however occurring, whether by an increase in the number of directors, death, resignation, retirement, disqualification, removal from office or otherwise. Any director elected by the Board to fill a vacancy would hold office for the unexpired term of the director whose place has been filled; except that a director elected to fill a newly created directorship resulting from an increase in the number of directors, whether elected by the Board or shareholders, would hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until his successor is elected and qualified. If the size of the Board is increased, the additional directors would be apportioned among the three classes to make all classes as nearly equal as possible.

     Pursuant to the terms of an agreement dated April 17, 1992 between the Company and China Investment & Development Co., Ltd. ("CIDC"), the Company granted to CIDC the right to appoint a nonvoting observer to the Company's Board of Directors so long as CIDC owns at least 16,667 shares of Series B Preferred Stock or their equivalent in Common Stock on an as converted basis.

     There are no arrangements or understandings with any directors pursuant to which he has been elected a director nor are there any family relationships among any directors or executive officers.

Biographical Information

     MARSDEN W. MILLER, JR., is the Chairman and Chief Executive Officer of the Company, as well as a director, and has held the positions of Chief Executive Officer and director since its incorporation. Prior to 1981, from 1964, Mr. Miller engaged in the oil business as an independent, was an officer in various oil companies, principally Westrans Industries, Inc. from 1970 to 1973, Meridian Minerals, Inc. from 1973 to 1976, and Miller Coal Services, Inc. and its subsidiaries from 1979 to 1981, and practiced law.

     JOHN T. CHANDLER, is President of the Company and Chairman and Chief Executive Officer of XCL-China Ltd., a wholly owned subsidiary of the Company responsible for the Company's operations in the People's Republic of China. He joined the Company in June 1982, becoming a director in May 1983. From 1976 until he joined the Company, he was the Managing Partner of the Oil and Gas Group of GSA Equity, Inc., New York and director of Executive Monetary Management, Inc., the parent company of GSA Equity, Inc. From 1972 to 1976, he was director and Vice President of Exploration and Production of Westrans Petroleum, Inc. and a director of a number of its subsidiaries. During 1971 and 1972, he was a petroleum consultant and manager of the oil department of Den Norske Creditbank in Oslo, Norway. Mr. Chandler was Vice President and Manager of the Petroleum Department of the Deposit Guaranty National Bank in Jackson, Mississippi from 1969 to August 1971 and, from 1967 to February 1969, was a petroleum engineer first for First National City Bank and then The Bank of New York. From March 1963 to July 1967, he was employed by Ashland Oil and Refining Company as a petroleum engineer. From 1959 to 1963, he held the same position with United Producing Company, Inc., which was acquired by Ashland Oil.

     Mr. Chandler graduated from the Colorado School of Mines with a Professional degree in petroleum engineering and is a Registered Professional Engineer in the States of Colorado and Texas, a member of the Society of Petroleum Evaluation Engineers and a member of AIME.

     DAVID A. MELMAN, is Executive Vice President, General Counsel and Secretary of the Company and, since September 14, 1987, a director of the Company. Prior to joining the Company in December of 1983, he held senior management positions with an oil and gas venture capital partnership sponsored by Citibank N.A. (since May 1981) and with Energy Assets International Corporation from September 1978 to May 1981. His professional experience includes the practice of law with Burke & Burke (1969-1971) and of accountancy with Coopers & Lybrand (1968-1969). He is a member of the New York State Bar and is a director of Sheffield Exploration Company, Inc., an American Stock Exchange listed company, Terrenex Ventures, Inc., an Alberta Stock Exchange listed company. Mr. Melman holds a B.S. degree in economics and J.D. and LL.M (taxation) law degrees.

     EDMUND McILHENNY, JR., joined the Company in August 1991, as President of XCL Land, Ltd., a wholly owned subsidiary of the
Company.   From 1972 to 1974, he was involved in the practice of
law in New Orleans, Louisiana. From 1975, Mr. McIlhenny held various administrative positions with E. McIlhenny's Son Corporation, and subsidiaries, involved primarily in the manufacture of TABASCO, including Vice President, Secretary and a director, as well as a member of its Executive Committee. From 1984 to the present, he has been a director, member of the Executive Committee and Land Management Committee, and in 1988 was elected Vice President and Secretary, of Vermilion Corporation, a land holding company located in Abbeville, Louisiana. Mr. McIlhenny is a graduate of the University of North Carolina at Chapel Hill with a B.A. degree and the Tulane University School of Law with a J.D. degree.

     FRED HOFHEINZ, is an attorney at law in Houston, Texas. From 1986 to 1987, served as President of Energy Assets International Corporation, a fund management company, now a subsidiary of Torch Energy Advisors, then served as a consultant to Torch Energy Advisors until 1989. Mr. Hofheinz also served as the Mayor of Houston, Texas from 1974 to 1978. He, along with his family, developed the Astrodome in Houston, and owned the Houston Astros baseball team until 1974. He is currently president and director of Viewpoint Hospital Administrators, Inc. and Top Rank of Louisiana, Inc. an entertainment company formed to present events in the Louisiana Superdome and is a director of United Kiev Resources, Inc., formerly Carpatsky Petroleum Company. Mr. Hofheinz was appointed as a director by the Board at a meeting held March 21, 1991.

     ARTHUR W. HUMMEL, JR., a director since April 1994, has been active in consulting with firms doing business in East Asia, and participating in academic and scholarly conferences in the U.S. and in the East Asia region since his retirement, after thirty five years of service, from the State Department in 1985. He is a member and trustee of many academic, business, and philanthropic organizations involved in international affairs.

     Mr. Hummel was born in China. After education in the U.S. he returned to China prior to Pearl Harbor. After internment by the Japanese he escaped and fought with Chinese guerrillas behind the Japanese lines in north China until the end of the war.

     He obtained an M.A. (Phi Beta Kappa) in Chinese studies from the University of Chicago in 1949, and joined the State Department in 1950. His early foreign assignments include Hong Kong, Japan and Burma. He was Deputy Director of the Voice of America in 1961-1963; Deputy Chief of Mission of the American Embassy in Taiwan, 1965-1968; Ambassador to Burma, 1968-1970; Ambassador to Ethiopia, 1975-1976; Ambassador to Pakistan, 1977-1981: and Ambassador to the People's Republic of China, 1981-1985. He was Assistant Secretary of State for East Asia 1976-1977. He has received numerous professional awards from within and outside the Government.

     SIR MICHAEL PALLISER, a director since April 1994, is Vice Chairman of Samuel Montagu & Co. Limited, the merchant bank which was owned by Midland Bank, of which he was Deputy Chairman from 1987 to 1991, and which is now part of the Hong Kong & Shanghai Banking Corporation. He was Chairman of Samuel Montagu from 1984 to 1993. In 1947, he joined the British Diplomatic Service and served in a variety of overseas and Foreign Office posts before becoming head of the Planning Staff in 1964-1966, Private Secretary to the Prime Minister, 1966-1969, Minister in the British Embassy in Paris, 1969-1971, and the British Ambassador and Permanent Representative to the European Communities in Brussels from 1971-1975. He was, from 1975 until his retirement in 1982, Permanent Under-Secretary of State in the Foreign and Commonwealth Office, and Head of the Diplomatic Service. From April to July 1982, he was a special adviser to the Prime Minister in the Cabinet Office during the Falklands War. He was appointed a Member of the Privy Council in 1983. He is President of the China-Britain Trade Group, Deputy Chairman of British Invisibles, a director of the UK-Japan 2000 Group, a member of the Trilateral Commission, a director of the Royal National Theatre, and Chairman of the Major Projects Association, designed to assist in and for the handling of major industrial projects. He is a former Director of BAT Industries, Bookers, Eagle Star, Shell and United Biscuits.

     Sir Michael Palliser was educated at Wellington College and
Merton College, Oxford.  He saw wartime service in the British
Army with the Coldstream Guards.

     FRANCIS J. REINHARDT, JR., is a partner in the New York investment banking firm of Carl H. Pforzheimer & Co. Mr. Reinhardt has been a partner in the firm for 28 years and has held various positions, specializing in independent oil and gas securities, mergers and acquisitions, placements participation and institutional sales since 1956. Mr. Reinhardt holds a B.S. degree from Seton Hall University and received his M.B.A. from New York University. Mr. Reinhardt is a member of the New York Society of Security Analysts, is a member of and has previously served as president of the Oil Analysts Group of New York, is a member and past president of the National Association of Petroleum Investment Analysts and is a member of the Petroleum Exploration Society of New York. Mr. Reinhardt also serves as a director of Mallon Resources Corporation, a NASDAQ traded petroleum and mining company, as well as several privately held companies. Mr. Reinhardt was appointed as a director of the Company by the Board at a meeting held December 11, 1992.

     DANNY M. DOBBS, is the Executive Vice President and Chief Operating Officer of the Company effective March 1994. Mr. Dobbs previously served as Vice President-Exploration of XCL Exploration & Production, Inc., a wholly owned subsidiary of the Company, having joined the Company in 1985 as Senior Exploration Geologist. From 1981 to 1985 Mr. Dobbs was a consulting geologist. From 1976 to 1981, he held the position of Exploration Geologist in the South Louisiana District for Edwin L. Cox in Lafayette, Louisiana. He served in various geologic positions with Texaco, Inc. from 1971 to 1976 where his experience encompassed management, structural and stratigraphic mapping, coordination of seismic programs and budget evaluation and preparation. Mr. Dobbs holds B.S. and M.S. degrees in geology from the University of Alabama, Tuscaloosa, Alabama.

     PAMELA G. SHANKS is the Vice President-Finance, Chief Financial Officer and Treasurer of the Company. Ms. Shanks joined the Company in October 1992. From 1979 until joining the Company, she was employed by Texas Commerce Bank, serving in several capacities and departing as a Senior Vice President in the bank's Worldwide Energy Group, with responsibility for providing commercial and investment banking products to energy clients. Her tenure with the bank included approximately nine years of service to the energy industry. Ms. Shanks received her M.B.A. from the University of Texas and is a Certified Public Accountant.

     R. THOMAS FETTERS is the President of XCL-China Ltd., having joined the Company in February 1990. He has over 25 years of exploration, production and management experience, both domestic and foreign. During 1989, until joining the Company, he served as Chairman and Chief Executive Officer of Independent Energy Corporation. From 1984 to 1989, he served as President and Chief Executive Officer of CNG Producing Company in New Orleans, Louisiana, and from 1983 to 1984 as General Manager of the Planning and Technology Division of Consolidated Natural Gas Service Co. in Pittsburgh, Pennsylvania. From 1966 to 1983, he served in various positions, from Geologist to Exploration Manager, with several divisions of Exxon, primarily in the Gulf Coast region of the U.S. and internationally, in Malaysia and Australia. Mr. Fetters holds B.S and M.S. degrees in geology from the University of Tennessee.

     R. CARTER CLINE is Vice President-Land, having joined the Company in October 1990. He has over 20 years of exploration and management experience. From 1982, until joining the Company, he was employed by Pacific Enterprises Oil Company (USA), successor by merger to Sabine Corporation, as East Gulf Coast Regional Land Manager in Houston, Texas. From 1979 to 1982, he served as Vice President-Land for Dynamic Exploration, Inc. in Lafayette, Louisiana. From 1974 to 1979, he served as Region Landman in Dallas and Division Land Manager in Houston, Texas, for Sabine Corporation, and from 1971 to 1974 was employed by Getty Oil Company in Houston, Texas and New Orleans, Louisiana. Mr. Cline holds a B.B.A. degree in Petroleum Land Management from the University of Texas, Austin and is a Certified Petroleum Landman.

     PERRY L. DRAGON is the Vice President-Engineering, having joined the Company in 1986 as Manager of Engineering. He has over 24 years of varied experience in the oil and gas industry. Prior to joining the Company he was employed by Forest Oil Corporation from 1977 to 1985 and Texaco, Inc. from 1971 to 1977 in a number of drilling, production and reservoir engineering positions, primarily related to the Gulf Coast region, both onshore and offshore. Mr. Dragon holds a B.S. degree in petroleum engineering from Louisiana State University, Baton Rouge.

     ROY F.C. CHASE, is Vice President and General Manager of XCL-China Ltd. Mr. Chase has worked as a Consultant Operations Manager from August 1986 to May 1993 for Phillips Petroleum Company and Anadarko in the People's Republic of China, Trans-Asia Oil and Philodril in the Philippines, Occidental in
Pakistan, and Premier Oilfields in Papau New Guinea.  From
January 1965 to July 1986, he worked for Phillips Petroleum in Australia, Norway, Gulf of Papau, Indonesia, Abu Dhabi, Nigeria, Philippines, and the United States as Operations Manager. Mr. Chase was associated with the Australian government from January 1963 to December 1964 as Supervising Petroleum Engineer in Australia and Papau New Guinea. From July 1954 to December 1962, he worked for Shell International Petroleum as a Petroleum Engineer in Holland, Brunei, Sarawak, Columbia and Indonesia.

     Mr. Chase graduated from University College of London in
1954 with a Bachelor of Science (Honors) in Physics. He is a member of the Society of Petroleum Engineers and has attended numerous petroleum industry schools.

Compliance with Section 16(a) Filing Requirements

     To the Company's knowledge, there were no instances of failure to file reports with respect to reportable transactions during the year ended December 31, 1994, as required by Section 16(a) of the Exchange Act. All reporting persons who are officers or directors of the Company have provided the Company with written representations that no Form 5 filing was required in that all reportable transactions were timely filed on the appropriate forms.


Item 11.  Executive Compensation.

     To be filed pursuant to Rule 12(b)-25.

Item 12.  Security Ownership of Certain Beneficial Owners and
Management.

Security Ownership of Certain Beneficial Owners

     The following table sets forth as of March 30, 1995, the individuals or entities known to the Company to own more than 3 percent of the Company's outstanding shares of voting securities. As of that date there were 237,420,181 shares of Common Stock issued and outstanding. Except as otherwise indicated, all shares are owned both of record and beneficially.

                                               Series B
                         Common Stock (1)      Preferred Stock
                                               (2)
Name and Address         Number of   Percent   Number    Percent
                                               of
of Beneficial Owner      Shares      of Class  Shares    of Class
China Investment &                   1.38      50,000    100
Development              3,325,000
 Co., Ltd.               (3)
16th Floor, No. 563
Chung Hsiao E. Road,
Sec. 4
Taipei, Taiwan

Clydesdale Bank          13,757,431  5.79      --        --
Nominees Limited
30 St. Vincent Place
Glasgow G1 2HL
Scotland

Cumberland Associates                3.81      --        --
1114 Avenue of the       9,160,344
Americas                 (4)
New York, New York
10036

Fidelity International   15,949,575  6.72      --        --
Limited                  (5)
Pembroke Hall
42 Crow Lane
Pembroke Bermuda

Kayne Anderson           12,110,330  4.99      --        --
Investment               (6)
Management, Inc.
1800 Avenue of the
Stars, Suite 1425
Los Angeles, CA  90067

Marsden W. Miller, Jr.   10,922,617  4.47      --        --
110 Rue Jean Lafitte     (7)
Lafayette, Louisiana
70508

MSS Nominees Limited                 3.45      --        --
Midland Bank Plc         8,250,776
Suffolk House            (8)
5 Laurence Pountney
Hill
London EC4R 0EU
United Kingdom

Royal Bank of Scotland   10,935,788  4.59      --        --
Edinburgh                (9)
 Nominees Limited
31 St. Andrews Square
Edinburgh EH2 2PS
Scotland


(1) This table includes shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock. Each share of Series A Preferred Stock is convertible into approximately 21 shares of Common Stock, subject to adjustment. The Series A Preferred Stock is not entitled to any voting privileges, except in certain limited circumstances.

(2) Each share of Series B Preferred Stock is entitled to 50 votes per share.

(3) Includes 3,325,000 shares of Common Stock which are issuable upon exercise of outstanding Class B Warrants.

(4)  Includes 2,534,511 shares issuable upon conversion of Series
     A Preferred Stock and 533,333 shares issuable upon exercise of stock purchase warrants exercisable within 60 days.

(5) Pursuant to Schedule 13D dated January 20, 1995. Fidelity International Limited is an investment adviser providing advisory and management services to a number of non-U.S. investment companies or instrument trusts and certain institutional investors.

(6) Includes 2,605,953 shares issuable upon conversion of Series A Preferred Stock and 2,647,632 shares issuable upon exercise of stock purchase warrants exercisable within 60 days. These shares are held by four limited partnerships, of which Kayne Anderson Investment Management is General Partner.

 (7) Includes 200,000 shares which are subject to an option granted under agreement dated October 1, 1985 in favor of John T. Chandler. Includes 4,483,333 shares issuable upon exercise of options and 2,385,000 shares issuable upon exercise of stock purchase warrants exercisable within 60 days.

(8)  Includes 1,614,850 shares issuable upon conversion of Series
     A Preferred Stock.

(9) Includes 972,636 shares of Common Stock which are issuable upon conversion of Series A Preferred Stock.

Security Ownership of Management

     The following table sets forth information concerning the shares of the Company's Common Stock owned beneficially by each director and nominee for director of the Company and all directors and officers as a group as of March 30, 1995. As of that date there were 237,420,181 shares of Common Stock issued and outstanding. The mailing address for all such individuals is XCL Ltd., 110 Rue Jean Lafitte, Lafayette, Louisiana 70508.

                                                  Common Stock (1)
                                                  Number         Percent
Name of Beneficial Owner                          of Shares      of Class
Marsden W. Miller, Jr.                                           4.47
                                        10,922,617
                                        (2)(3)(4)
John T. Chandler                                                 1.19
                                        2,860,614
                                        (2)(3)(4)
David A. Melman                                                  0.80
                                        1,921,075
                                        (3)(4)
Edmund McIlhenny, Jr.                                            0.21
                                        537,205
                                        (3)(5)
Fred Hofheinz                                                    0.04
                                        100,000 (3)
Arthur W. Hummel, Jr.                                            0.03
                                        66,666 (3)
Sir Michael Palliser                                             0.03
                                        66,666 (3)
Francis J. Reinhardt, Jr.                                        0.26
                                        618,683
                                        (3)(6)
All directors and officers of the                      8.46
Company as a group (14 persons)         21,479,108
                                        (2)(3)(4)

(1) This table includes shares of Common Stock issuable upon conversion of the shares of Series A, Cumulative Convertible Preferred Stock ("Series A Preferred Stock"). Each share of Series A Preferred Stock is convertible into approximately 21 shares of Common Stock, subject to adjustment. The Series A Preferred Stock is not entitled to any voting privileges, except in certain limited circumstances.

(2) Includes 200,000 shares which are subject to an option granted under agreement dated October 1, 1985 in favor of John T. Chandler. Such shares are also included in Mr. Chandler's holding inasmuch as the option is presently exercisable. For purposes of the total holdings of the group, the shares are included solely in Mr. Miller's share holdings.

(3) Includes shares of Common Stock which may be acquired pursuant to options which are exercisable within 60 days.

(4) Includes shares of Common Stock which may be acquired pursuant to stock purchase warrants exercisable within 60 days.

 (5) Includes 82,898 shares of Common Stock owned by Mrs. Kathy
     M. McIlhenny, wife of Edmund McIlhenny, Jr. Mr. McIlhenny disclaims beneficial ownership of such shares.

 (6) Includes a presently exercisable warrant to acquire 14,286 shares; and includes 100,000 shares of Common Stock owned by Carl H. Pforzheimer & Co. of which Mr. Reinhardt is a general partner and 200,000 shares owned by Petroleum and Trading Corporation of which Mr. Reinhardt is an officer and director. Mr. Reinhardt disclaims beneficial ownership of the shares owned by Petroleum and Trading Corporation.


Item 13.  Certain Relationships and Related Transactions.

     To be filed pursuant to Rule 12(b)-25.

PART IV


Item 14.  Exhibits, Financial Statement Schedules, and Reports on
Form 8-K.

     To be filed pursuant to Rule 12(b)-25.

OTHER MATTERS

     For purposes of complying with the amendments to the rules governing Form S-8 (effective July 13, 1990) under the Securities Act of 1933, the undersigned registrant hereby undertakes as follows, which undertaking shall be incorporated by reference into registrant's Registration Statement on Form S-8 No. 33-21891 (filed May 13, 1988):

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     To be filed pursuant to Rule 12(b)-25.